

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

Via E-mail
John L. Merino
Principal Accounting Officer
FedEx Corporation
942 South Shady Grove Rd.
Memphis, TN 38120

Re: FedEx Corporation
Form 10-Q for the Quarterly Period Ended November 30, 2019
Exhibit No. 10.1 – Amendment dated September 19, 2019 (but effective as of April 1, 2019), amending the Transportation Agreement dated April 23, 2013 between the United States Postal Service and FedEx Express
Exhibit No. 10.2 – Amendment dated October 8, 2019 (but effective as of June 3, 2019), amending the USPS Transportation Agreement
Exhibit No. 10.3 – Amendment dated October 22, 2019 (but effective as of April 29, 2019), amending the USPS Transportation Agreement
Exhibit No. 10.4 – Amendment dated November 5, 2019 (but effective as of July 1, 2019), amending the USPS Transportation Agreement
Exhibit No. 10.5 – Amendment dated November 18, 2019 (but effective as of June 3, 2019), amending the USPS Transportation Agreement
Exhibit No. 10.6 – Supplemental Agreement No. 13 dated as of September 4, 2019, amending the Boeing 767-3S2 Freighter Purchase Agreement dated as of December 14, 2011 between The Boeing Company and FedEx Express
Filed December 17, 2019
File No. 001-15829

Dear Mr. Merino:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance